SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


                                               Commission File Number 000-23951

                                               CUSIP Number  0001002452


(Check One)
/X/      Form 10-K                  / / Form 11-K
/ /      Form 20-F                  / / Form 10-Q      / / Form N-SAR

         For period ended DECEMBER 31, 1998

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification
relates:      N/A


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:     EYEMAKERS, INC.

Former name if applicable:   21ST CENTURY VISION INC.

Address of principal executive office (Street and Number):   2121 SPRING CREEK
PARKWAY, SUITE 108

City, State and Zip Code:   PLANO, TEXAS  75023



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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         / / (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         /x/ (b)The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c)The accountant's statement or other exhibit required by Rule 12b -25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheet if needed.)



THE COMPANY DURING THE LAST QUARTER OF 1998 HAD SIGNIFICANT CHANGES IN ITS ACCOUNTING DEPARTMENT INCLUDING THE LOSS OF ITS CHIEF FINANCIAL OFFICER. AS A RESULT THE COMPANY TRANSFERRED ITS ACCOUNTING DEPARTMENT TO DIFFERENT LOCATIONS AND WAS UNDERSTAFFED TO PERFORM THE ACCOUNTING DUTIES REQUIRED. SUBSEQUENTLY, THE COMPANY WAS UNABLE TO PREPARE ALL THE FINANCIAL INFORMATION NECESSARY TO ALLOW SUFFICIENT TIME FOR THE AUDITORS TO TO COMPLETE THEIR EXAMINATION OF THE RECORDS AND ISSUE THEIR AUDIT REPORT BY MARCH 31, 1999.


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                                     PART IV
                                   INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

JOHN EDWARDS                                                (941) 376-9800
--------------------------------------------------------------------------------
(Name)                                                    (Area Code)(Telephone)



(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, Identify report(s).
                      / /  Yes  /x/  No


FORM 10QSB FOR THE QUARTERS ENDED MARCH 31, 1998, JUNE 30, 1998 AND SEPTEMBER 30, 1998 HAVE NOT BEEN FILED BUT THESE QUARTERLY REPORTS WILL BE FILED IN THE NEXT WEEK.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     / /  Yes  /x/  No



     If so: attach an example of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 EYEMAKER, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 1, 1999
                                                 By: /s/ JOHN L. EDWARDS
                                                 -----------------------
                                                 JOHN L. EDWARDS, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER


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